Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Fiscal year ended December 31
	2005	2004	2003	2002		2001	2000
Earnings per Financial Statements	$1,029,374	$1,152,686	$1,482,923	$99,882		$(180,819)	$517,123
Add (deduct):
Provision for income taxes	268,861	286,443	310,707	(111,542)		(100,831)	80,841
Fixed charges	201,885	211,035	205,758	215,161		219,849	242,783

Earnings for Computation	1,500,120	1,650,164	1,999,388	203,501		(61,801)	840,747

Fixed Charges
Interest Expense	$174,029	$182,984	$177,425	$193,494		$199,182	$221,450
One third of payments under operating leases	27,856	28,051	28,333	21,667		20,667	21,333

Total Fixed Charges	$201,885	$211,035	$205,758	$215,161		$219,849	$242,783

Ratio of Earnings to Fixed Charges	7.4	7.8	9.7		(1)	(2)	3.5

Preferred Share Dividends	$44,850	$44,972	$36,009	$25,662		$25,594	$18,391

Total Fixed Charges an Preferred Share Dividends	$246,735	$256,007	$241,767	$240,823		$245,443	$261,174

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	6.1	6.4	8.3		(1)	(2)	3.2

(1)	Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $12 million and combined fixed charges and preferred share dividends by $37 million.

(2)	Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $282 million and combined fixed charges and preferred share dividends by $307 million.